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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                       METROVISION OF NORTH AMERICA, INC.
                                (Name of Issuer)


                         Common Stock, $.001 Par Value
                         (Title of Class of Securities)


                                  592666 10 1
                                 (CUSIP Number)

                             Emanuel J. Adler, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 23, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13d
CUSIP No. 592666101



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                               WILLIAM G. WALTERS
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                     PF, OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,939,490 (includes 145,489 shares issuable upon exercise
                       of warrants)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,939,490 (includes 145,489 shares issuable upon exercise
                       of warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,939,490 (includes 145,489 shares issuable upon exercise of warrants)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

      IN


--------------------------------------------------------------------------------

 *SEE INSTRUCTIONS

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.             Security and Issuer.

                    This statement relates to the Common Stock, $.001 par value per share (the "Common Stock") of Metrovision of North America, Inc. (hereinafter, the "Company"). The principal executive offices of the Company are located at 424 Madison Avenue, New York, New York 10017.

Item 2.             Identity and Background.

                    (a) This Schedule 13D is being filed by William G. Walters (the "Reporting Person").

                    (b) The Reporting Person's business address is 650 Fifth Avenue, New York, New York 10019.

                    (c) The Reporting Person is principally employed as the Chairman of Whale Securities Co., L.P., a broker- dealer registered with the NASD, whose address is 650 Fifth Avenue, New York, New York 10019

                    (d) The Reporting Person has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) The Reporting Person is a citizen of the United States.

Item 3.             Source and Amount of Funds or Other Consideration.

                    Of the 1,939,490 shares of Common Stock of the Company beneficially owned by the Reporting Person, 1,794,001 shares were acquired with personal funds of the Reporting Person in the aggregate amount of approximately $315,000. The remaining 145,489 shares are issuable upon exercise of certain warrants (the "Warrants") issued by the Company to the Reporting Person as a designee of Whale Securities Co., L.P. ("Whale") in connection with the Company's 1991 initial public offering and 1993 public offering for which offerings Whale acted as underwriter.


                                Page 3 of 6 Pages

Item 4.             Purpose of Transaction.

                    The Reporting Person acquired the securities of the Company reported herein for investment purposes for the account of his IRA in the case of the Common Stock reported herein and for his own account in the case of the Warrants reported herein. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may purchase additional securities of the Company, in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire.

                    Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.             Interest in Securities of the Issuer.

                    (a) - (b)

                    The calculation of beneficial ownership percentages is based on 7,241,664 shares of Common Stock of the Company outstanding according to the Company's Quarterly Report on Form 10-QSB for the Quarter ended September 30, 1996.

                    The Reporting Person beneficially owns 1,939,490 shares of Common Stock (which amount includes 145,489 shares issuable upon exercise of Warrants) comprising 26.3% of the issued and outstanding Common Stock. As noted in Item 3 above, the Warrants were issued to the Reporting Person as a designee of Whale. However, Whale has no right to vote, dispose or receive any dividends or proceeds from the disposition of any shares of Common Stock owned by the Reporting Person, including, but not limited to, any shares issuable upon exercise of the Warrants. The Reporting Person is the Chairman of the Board and principal stockholder of Whale Securities Corp., the general partner of Whale. Whale and the Reporting Person together with certain other employees of Whale, may constitute a group, as such term is defined, under the Securities Exchange Act of 1934, as amended (the "Act"), and, by virtue thereof, the Reporting Person may be deemed to beneficially own the shares of Common Stock owned by such persons. The Reporting Person disclaims the existence of a group and further disclaims beneficial ownership of any shares of the Company's Common Stock held by Whale (including,

                                Page 4 of 6 Pages
                    but not limited to, any shares of Common Stock issuable upon exercise of warrants to purchase Common Stock held by Whale) for any of its equity owners or employees and any shares of Common Stock held by Whale in its trading account.

                    The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

                    The Reporting Person has the sole power to vote and dispose of all shares of Common Stock owned by him as described above.

                    (c) During the past 60 days the Reporting Person has not effected any purchases or sales or other transactions in the Common Stock except that on November 4, 1996 the Reporting Person purchased 196,065 shares of Common Stock at $.20 per share through the exercise of Class B Warrants of the Company.


                    (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.

                    (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6.             Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    Except as set forth above or elsewhere in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.             Material to be Filed as Exhibits.

                    None.



                                Page 5 of 6 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 4, 1996




                                            /s/ William G. Walters
                                            ----------------------
                                                WILLIAM G. WALTERS



                                Page 6 of 6 Pages